RECEIVED
2014 FEB 20 AM 11:51
SEC / MR

14047374

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66778

AB 3/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSACT CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 BEAUFONT SPRINGS DR, SUITE 105
(No. and Street)

RICHMOND (City) VA (State) 23225 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES L RAPER, JR 804.307.3212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT
(Name – *if individual, state last, first, middle name*)

200 S. 10th ST. STE. 900 (Address) RICHMOND (City) VA (State) 23219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

RECEIVED 2014 FEB 20 AM 11:51

OATH OR AFFIRMATION

I, James Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transact Capital Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES CURTIS PILSON
COMMONWEALTH OF VIRGINIA
REG. NO. 7583995
NOTARY PUBLIC

Notary Public

Signature

Registered Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cherry Bekaert LLP
CPAs & Advisors

Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Transact Capital Securities, LLC
Richmond, Virginia

In planning and performing our audits of the financial statements of Transact Capital Securities, LLC (the "Company"), as of and for the years ended December 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Raleigh, North Carolina
February 14, 2014

TRANSACT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Years Ended December 31, 2013 and 2012

And Report of Independent Auditor

TRANSACT CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

Cherry Bekaert LLP

CPAs & Advisors

Report of Independent Auditor

The Board of Directors
Transact Capital Securities, LLC
Richmond, Virginia

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Transact Capital Securities, LLC (the "Company"), as of December 31, 2013 and 2012, and the related statements of operations, changes in member's interest, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Transact Capital Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Cherry Bekaert LLP

Raleigh, North Carolina
February 14, 2014

TRANSACT CAPITAL SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Current assets		
Cash and cash equivalents	$ 10,415	$ 11,226
Prepaid expenses	15,047	4,000
Total current assets	$ 25,462	$ 15,226
MEMBER'S INTEREST		
Member's interest	$ 25,462	$ 15,226
Total member's interest	$ 25,462	$ 15,226

The accompanying notes to the financial statements are an integral part of this statement.

TRANSACT CAPITAL SECURITIES, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenue		
Fees	$ 6,415	$ 727,715
Total revenue	6,415	727,715
Expenses		
Commissions	1,419	336,273
Amortization	564	614
Professional fees:		
FINOP services	48,000	50,750
Accounting	10,000	8,000
Registration fees	8,998	4,985
Consulting	-	1,250
Referral fees	-	843
Annual renewal fees	1,116	-
Other	1,082	1,152
Total expenses	71,179	403,867
Net income (loss)	$ (64,764)	$ 323,848

The accompanying notes to the financial statements are an integral part of this statement.

TRANSACT CAPITAL SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S INTEREST

YEARS ENDED DECEMBER 31, 2013 AND 2012

	Member's Equity	Retained Earnings	Total
Balance, December 31, 2011	$ (102,006)	$ 113,376	$ 11,370
Net income	-	323,848	323,848
Distribution	(358,202)	-	(358,202)
Capital contribution	38,210	-	38,210
Balance, December 31, 2012	(421,998)	437,224	15,226
Net loss	-	(64,764)	(64,764)
Capital contribution	75,000	-	75,000
Balance, December 31, 2013	$ (346,998)	$ 372,460	$ 25,462

The accompanying notes to the financial statements are an integral part of this statement.

TRANSACT CAPITAL SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities		
Net income (loss)	$ (64,764)	$ 323,848
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Increase in prepaid expenses	(11,047)	(4,000)
Decrease in accounts payable	-	(4,352)
Net cash provided by (used in) operating activities	(75,811)	315,496
Cash flows from financing activities		
Capital distribution to parent	-	(358,202)
Capital contribution from parent	75,000	38,210
Net cash provided by (used in) financing activities	75,000	(319,992)
Net decrease in cash	(811)	(4,496)
Cash and cash equivalents, beginning of year	11,226	15,722
Cash and cash equivalents, end of year	$ 10,415	$ 11,226

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Organization and nature of business

Organization – Alpha Omega Capital Securities, LLC (the "Company"), a wholly owned subsidiary of Alpha Omega Capital Partners LLC (the "Parent"), was incorporated in the state of Virginia on August 4, 2004. During 2013, the Parent sold the Company to Transact AOCP, LLC. Transact AOCP, LLC subsequently changed its name to Transact Capital Partners, LLC. The Company also changed its name to Transact Capital Securities, LLC. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company intends to act as an introducing broker engaging primarily in debt and equity placements.

The Parent is a structured business transfer, business valuations, and growth services company. The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability for damages other than for willful misconduct or a knowing violation of the criminal law.

Note 2—Summary of significant accounting policies

Basis of Presentation – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 for substantially all depository accounts. The Company from time to time may have amounts on deposit in excess of the insured limits. As of December 31, 2013 and 2012, the Company had no uninsured deposits.

Fee Revenue – The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company earns revenue through a two-phase process. Phase one includes the Company performing research and developing a pitch book for a potential client. At the conclusion of phase one, an engagement letter is signed, and a retainer fee is paid to the Company. The Company recognizes the retainer fee revenue at the conclusion of phase one. Phase two is concluded once a transaction has been completed. At the conclusion of phase two, the Company is awarded a success fee, which is typically a percentage of the total sales price, and the Company recognizes this revenue at closing when earned.

Income Taxes – The Company has elected to be treated as a limited liability company for federal, state, and local income tax purposes. Accordingly, all items of income, expense, gain, and loss of the Company are generally reportable on the tax return of its member. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company did not have any uncertain income tax positions at December 31, 2013 and 2012.

Fair Value Measurements – The carrying amounts of total current assets approximates fair value because of the short-term nature of these instruments or because the contractual interest rates associated with these assets are considered to be at market rates.

Note 3—Related-party transactions

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets, and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered by an expense agreement with the Parent. Fees paid to the Parent are not treated as an operating expense to the Company but rather a distribution payment to the Parent as part of total distributions, which were $0 and $358,202 during 2013 and 2012, respectively. The Parent contributed $75,000 and $38,210 during the years ended December 31, 2013 and 2012, respectively.

Note 4—Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2013 and 2012, the Company had net capital of $10,415 and $11,226, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $5,415 and $6,226, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 and 2012 was .00 to 1 and .00 to 1, respectively.

Note 5—SIPC supplemental report

Broker-dealers registered with the Securities and Exchange Commission, with some limited exceptions, are required to be members of the Securities Investor Protection Corporation ("SIPC"). The Company is a member of SIPC. Beginning for fiscal years ending after April 30, 2009, SIPC members that have gross operating revenues of more than $500,000, must complete the SIPC supplemental report under SEA Rule 17a-5(e)(4). The Company was not required to have a supplemental report filed under SEA Rule 17a-5(e)(4) for the year ended 2013 because gross operating revenue was less than $500,000. For the year ended December 31, 2012, the Company's gross operating revenue was greater than $500,000; therefore, the SIPC supplemental report was completed.

Note 6—Subsequent events

Management has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2013 financial statements through February 14, 2014, which was the date the Company's financial statements were available to be issued.

ACCOMPANYING INFORMATION

TRANSACT CAPITAL SECURITIES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2013 AND 2012

	2013	2012
Total member's interest	$ 25,462	$ 15,226
Prepaid expenses	(15,047)	(4,000)
Net capital before haircuts on securities positions and other	10,415	11,226
Net capital	10,415	11,226
Computation of basic net capital requirement		
Minimum required net capital	5,000	5,000
Excess of net capital over minimum required	$ 5,415	$ 6,226
Ratio of aggregate indebtedness to net capital	.00 to 1	.00 to 1

TRANSACT CAPITAL SECURITIES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2013 AND 2012

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k (2)(i) of that Rule.

Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Transact Capital Securities, LLC
Richmond, Virginia

In planning and performing our audits of the financial statements of Transact Capital Securities, LLC (the "Company"), as of and for the years ended December 31, 2013 and 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Raleigh, North Carolina
February 14, 2014